ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders, in the amount of R$ 0.2663 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.226355 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made on August 25, 2023, based on the final stockholding position recorded on June 19, 2023, with their shares traded ex-rights starting June 20, 2023.

The Board of Directors has also approved the payment on August 25, 2023 of the interest on capital already declared on March, 13, 2023, in the net amount of R$ 0.2227 per share.

Therefore, JCPs declared in March 2023 added to those hereby declared total a net amount of R$ 0.449055 per share, which will be paid at the same date (August 25, 2023).

For further information, please visit on www.itau.com.br/investor-relations as follows: Contact IR > IR Service.

São Paulo (SP), June 07, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.